holdings

Rule 12g3-2(b) File No. 82-5128

26 May 2005




Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

SUPPL

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Notice of General Meeting dated 26 May 2005** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Michael R D Boyns
Company Secretary



Enclosure

Level 3 [West Wing] Gallagher House Gallagher Estate 19 Richards Drive Midrand P O Box 231 Johannesburg 2000 South Africa
Tel: +27 (0) 11 266 3100 Fax: +27 (0) 11 266 3120 Internet: httpp//www.johnnic.co.za e-mail: mail @johnnic.co.za

johnnic
holdings

JOHNNIC HOLDINGS LIMITED

Incorporated in the Republic of South Africa
(Registration number 1889/000429/06)
Share Code : JNC ISIN : ZAE000024352
("**the Company**" or "**Johnnic**")

NOTICE OF GENERAL MEETING

Pursuant to a requisition by Standard Bank Nominees (Transvaal) (Proprietary) Limited as nominee for Mercanto Investments (Proprietary) Limited (a wholly-owned subsidiary of Hosken Consolidated Investments Limited ("**HCI**")), which is a beneficial holder of more than one-twentieth of the ordinary issued shares in the capital of the Company, and in terms of section 181 of the Companies Act, 61 of 1973, as amended ("**the Act**"), notice is hereby given that a general meeting of the Company will be held at 14:00 on Thursday, 30 June 2005 at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng, for the purpose of considering and if thought fit passing with or without modification, the following ordinary resolutions:

Ordinary Resolution Number 1

"Resolved to appoint Marcel Jonathan Anthony Golding as a director of the Company."

Ordinary Resolution Number 2

"Resolved to appoint Velaphi Elias Mphande as a director of the Company."

Ordinary Resolution Number 3

"Resolved to appoint John Anthony Copelyn as a director of the Company."

Ordinary Resolution Number 4

"Resolved that, each and every director of the Company acting alone be and is hereby authorised to do all such things and sign all such documents and take all such action as may be convenient or necessary to implement the resolutions proposed at the general meeting held to consider, *inter alia*, this ordinary resolution number 4."

Please take further notice that a brief *curriculum vitae* of each of Marcel Jonathan Anthony Golding ("**Golding**"), Velaphi Elias Mphande ("**Mphande**") and John Anthony Copelyn ("**Copelyn**") is attached hereto.

The attention of shareholders is drawn to the fact that HCI is in competition with the Company in relation to the acquisition of certain gaming interests. Messrs Golding, Mphande and Copelyn are directors of HCI and Messrs Golding and Copelyn are shareholders of HCI and accordingly, any such appointment may result in a conflict of interest between the appointee and the Company in regard to such gaming interests.

VOTING

On a show of hands, every shareholder of Johnnic, who (being an individual) is present in person or by proxy at the general meeting of Johnnic shareholders or which (being a company or other body corporate) is represented thereat by a representative appointed pursuant to section 188 of the Companies Act, shall have one vote and, on a poll, every ordinary shareholder of Johnnic present (whether an individual or company or other body corporate) or represented by a proxy at the general meeting, shall have one vote for every share held or represented by him / her / it.

FORM OF PROXY

Certificated Johnnic shareholders (Johnnic shareholders who hold shares in certificated form) and own name registered dematerialised Johnnic shareholders (persons who are recorded as Johnnic shareholders in the sub-register maintained and administered by a Central Securities Depository Participant ("**CSDP**")) entitled to attend and vote at the general meeting of Johnnic shareholders may appoint one or more proxies to attend and speak and to vote thereat in their stead. A proxy need not be a shareholder of Johnnic.

A form of proxy, in which is set out the relevant instructions for its completion, is attached for use by such shareholder of Johnnic who is unable to attend the general meeting but who wishes to be represented thereat. Completion of a form of proxy will not preclude such shareholder of Johnnic from attending and voting (in preference to the appointed proxy) at the general meeting of shareholders of Johnnic.

The instrument appointing a proxy and the authority (if any) under which it is signed must be received by the Company's registrars at the addresses given below no later than 14:00 on Tuesday, 28 June 2005.

Beneficial shareholders who have dematerialised their shares through a CSDP or broker, other than own name registered dematerialised Johnnic shareholders, and who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker. The requisite authority must be lodged with the Company's registrars at the addresses given below by not later than 14:00 on Tuesday, 28 June 2005.

By order of the Board

Michael R D Boyns
Company Secretary

Midrand
26 May 2005

BUSINESS ADDRESS AND REGISTERED OFFICE

Level 3 (West Wing), Gallagher House, Gallagher Estate,
19 Richards Drive, Midrand, Gauteng, 1685
(PO Box 231, Johannesburg, 2000)

REGISTRARS

Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Curriculum Vitae

Marcel Jonathan Anthony Golding

Marcel joined HCI as chairman in 1997. Previous to this he was a member of parliament and deputy general secretary of the National Union of Mineworkers. He is also chief executive officer of MIDI TV (Pty) Limited and holds directorships in numerous companies.

Velaphi Elias Mphande

Elias has been a non-executive member of the HCI board since 1997. He was appointed as an executive member of the board of HCI in October 2004. Previous to this latest appointment he was marketing manager of Viamax Fleet (Pty Ltd. He is chairman of Golden Arrow Bus Services (Pty) Limited and a trustee of the Golden Arrow Foundation.

John Anthony Copelyn

John joined HCI as chief executive officer in 1997. He was general secretary of various unions in the clothing and textile industry from 1974 before becoming a member of parliament in 1994. He holds various directorships and is non-executive chairman of MIDI TV (Pty) Limited and Mettle Limited.

PRINTED BY INCE (PTY) LTD

johnnic holdings

JOHNNIC HOLDINGS LIMITED

Incorporated in the Republic of South Africa
(Registration number 1889/000429/06)
Share Code : JNC ISIN : ZAE000024352
("Johnnic" or "the Company")

FORM OF PROXY FOR CERTIFICATED JOHNNIC SHAREHOLDERS AND OWN NAME REGISTERED DEMATERIALISED JOHNNIC SHAREHOLDERS

For use at the meeting of Johnnic ordinary shareholders to be held at 14:00 on Thursday, 30 June 2005, at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng ("the general meeting").

I/We (PLEASE PRINT NAME IN FULL) ______________________________

Of (ADDRESS) ______________________________

being a Johnnic ordinary shareholder and entitled to [ ] Votes hereby appoint (see note 1 overleaf)

1. ______________________________ or, failing him/her,

2. ______________________________ or, failing him/her,

3. the chairman of the general meeting

as my/our proxy to act for me/us at the meeting of shareholders which will be held at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the ordinary resolutions and/or abstain from voting in respect of the ordinary shares in the issued share capital of Johnnic registered in my/our name (see note 2 overleaf),as follows:

	For	Against	Abstain
Ordinary resolution 1 to appoint Marcel Jonathan Anthony Golding as a director of the Company			
Ordinary resolution 2 to appoint Velaphi Elias Mphande as a director of the Company			
Ordinary resolution 3 to appoint John Anthony Copelyn as a director of the Company			
Ordinary resolution 4 to authorise each and every director of the Company acting alone to do all such things and sign all such documents and take all such action as may be convenient or necessary to implement the resolutions proposed at the general meeting			

and generally to act as my/our proxy at the said general meeting.(Indicate with an "X" or the relevant number of votes in the applicable space how you wish your vote to be cast. If no directions are given, the proxy holder will be entitled to vote or to abstain from voting as that proxy holder deems fit.)

Signed at ______________________________ On ______________________________ 2005

Signature ______________________________

Assisted (where applicable) ______________________________

Each Johnnic shareholder is entitled to appoint one or more proxies (who need not be a Johnnic shareholder/s) to attend, speak and vote in place of such Johnnic shareholder at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion or insertion must be initialled by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the general meeting.

2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An "X" in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the maximum votes exercisable by the shareholder or by his/her proxy.

3. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the registrars of the Company or waived by the chairman of the general meeting.

5. A minor must be assisted by his/her legal guardian unless the relevant documents establishing his/her legal capacity have been registered with the registrars of the Company.

6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

7. In the case where shares are jointly held this form must be signed by all joint holders.

8. Forms of proxy must be lodged with or posted to the Company's registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown, 2107) to reach them by not later than 14:00 on Tuesday, 28 June 2005.